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October 25, 2012

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 01-11411

Dear Mr. Shenk:

The purpose of this letter is to confirm our understanding, based on my phone conversation with your office on October 24, 2012, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated October 19, 2012.  As discussed, our response will be provided on or before November 26, 2012.

Very truly yours,

/s/ Beth A. Paulson
Beth A. Paulson,
Assistant General Counsel

cc:	Michael W. Malone
Stacy L. Bogart
Amy C. Seidel